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        June 2, 2022

       Keith Cummings
       Chief Financial Officer
       PLIANT THERAPEUTICS, INC.
       260 Littlefield Avenue
       South San Francisco, CA 94080

                                                        Re: PLIANT
THERAPEUTICS, INC.
                                                            10-K/A filed May
27, 2022
                                                            File No. 1-39303

       Dear Mr. Cummings:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




        Sincerely,


        Division of Corporation Finance

        Office of Life Sciences